UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PBF Logistics LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

69318Q104

(CUSIP Number)

Trecia M. Canty, Esq.

Senior Vice President, General Counsel and Secretary

PBF Energy Inc.

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

(973) 455-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 69318Q104

1.	Name of Reporting Person: PBF Energy Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -
	8.	Shared Voting Power: 29,953,631 (1)
	9.	Sole Dispositive Power: -
	10.	Shared Dispositive Power: 29,953,631 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,953,631 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 47.7%(1)
14.	Type of Reporting Person: CO, HC

1.	Based upon 62,740,190 Common Units issued and outstanding as of July 22, 2022, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (“Form 10-Q”).
2.

PBF Energy Inc. is the sole managing member of PBF Energy Company LLC (“PBF LLC”) and operates and controls all of PBF LLC’s business and affairs and consolidates the financial results of PBF LLC, which directly owns all of the Common Units.

CUSIP No.: 69318Q104

1.	Name of Reporting Person: PBF Energy Company LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -
	8.	Shared Voting Power: 29,953,631 (1)
	9.	Sole Dispositive Power: -
	10.	Shared Dispositive Power: 29,953,631 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,953,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 47.7%(1)
14.	Type of Reporting Person: OO

1.	Based upon 62,740,190 Common Units issued and outstanding as of July 22, 2022, as provided in the Form 10-Q.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the common units representing limited partner interests (the “Common Units”) in PBF Logistics LP (the “Issuer”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at One Sylvan Way, Second Floor, Parsippany, New Jersey 07054. This Amendment No. 2 amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2019 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on June 24, 2022 (“Amendment No. 1,” and together with the Initial Schedule 13D, the “Schedule 13D”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a), (c) and (f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) PBF Energy Inc. (“PBF Energy”), a Delaware corporation that is the sole managing member of PBF Energy Company LLC (“PBF LLC”), owns approximately 99.3% of the economic interests in PBF LLC (as of July 22, 2022) and operates and controls all of PBF LLC’s business and affairs and consolidates the financial results of PBF LLC and its subsidiaries. PBF Energy also indirectly owns a non-economic general partner interest in the Issuer through PBF Logistics GP LLC (“Issuer GP”), the general partner of the Issuer and a wholly owned subsidiary of PBF LLC.

The Reporting Persons have entered into a joint filing agreement in accordance with Rule 13d-1(k) of the Act, dated as of July 27, 2022, a copy of which is attached to this Amendment No. 2 as Exhibit 8.

The name of each director and executive officer of PBF Energy, and each individual’s principal occupation and citizenship, is set forth on Schedule I to Amendment No. 2.

(ii) PBF LLC, a Delaware limited liability company that is managed by PBF Energy.

Item 3. Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 27, 2022 (the “Signing Date”), PBF Energy Inc., a Delaware corporation (“PBF Energy”), PBF Energy Company LLC, a Delaware limited liability company and subsidiary of PBF Energy (“PBF LLC”), PBFX Holdings Inc., a Delaware corporation and wholly owned subsidiary of PBF LLC (“PBFX Holdings”), Riverlands Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of PBF LLC (“Merger Sub”), PBF Logistics LP, a Delaware limited partnership (“PBFX”), and PBF Logistics GP LLC, a Delaware limited liability company and the general partner of PBFX (the “PBFX GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into PBFX (the “Merger”), with PBFX surviving as a subsidiary of PBF Energy, owned 99% by PBF LLC and 1% by PBFX Holdings.

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding Common Unit that is held immediately before the closing of the Merger by a holder of Common Units other than PBF Energy, PBF LLC, PBFX Holdings, PBFX or PBFX GP (such units, the “Public Common Units,” and such holders of Public Common Units, the “Public Common Unitholders”) will be converted into the right to receive: (i) 0.270 of a share of PBF Energy Class A common stock, par value $0.001 per share (the “Parent Common Stock”), and (ii) $9.25 in cash, without interest. Cash will be paid in lieu of any issuance of fractional shares of Parent Common Stock. The Common Units indirectly held by PBF Energy and the General Partner Interest (as defined in PBFX’s Third Amended and Restated Agreement of Limited Partnership, dated as of February 28, 2019 (the “Partnership Agreement”)) issued and outstanding immediately prior to the effective time of the Merger shall be unaffected by the Merger and shall remain outstanding.

The Board of Directors of PBF Energy and the Managing Member of PBF LLC have unanimously approved the Merger Agreement and the transactions contemplated by thereby, including the Merger and, in the case of PBF Energy, the issuance of Parent Common Stock in connection with the Merger. The approval of the stockholders of PBF Energy will not be required in order to complete the transactions contemplated by the Merger Agreement.

The Conflicts Committee (the “Conflicts Committee”) (which consists of the three members of the Board of Directors of PBFX GP (the “GP Board”) who are independent under PBFX’s governance guidelines and the listing standards of the NYSE and who are not also executive officers or members of the PBF Energy Board) of the GP Board in good faith, unanimously resolved (i) that the Merger Agreement and the Support Agreement (as defined below) and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement and the Support Agreement, are fair and reasonable to, and in the best interests of, the Public Common Unitholders and, assuming PBF Energy approves the Merger, PBFX, (ii) to approve the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Merger Agreement and the Support Agreement (the foregoing constituting “Special Approval” as defined in the Partnership Agreement), (iii) to recommend that the GP Board approve (x) the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger upon the terms and conditions set forth in the Merger Agreement and the Support Agreement, and (y) the execution, delivery and performance of the Merger Agreement and the Support Agreement and the transactions contemplated thereby, and (iv) to recommend to the GP Board that the GP Board (x) resolve to direct that the Merger Agreement be submitted to a vote of the holders of Common Units, and (y) recommend approval of the transactions contemplated by the Merger Agreement, including the Merger, by the holders of Common Units.

The GP Board, acting upon the approval and recommendation of the Conflicts Committee, unanimously (i) approved the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, and the execution, delivery and performance of the Merger Agreement and the Support Agreement, (ii) approved the submission of the Merger Agreement and the transactions contemplated thereby, including the Merger, to a vote of the holders of Common Units, and (iii) determined to recommend approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the holders of Common Units.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) with respect to PBF Energy, PBFX and PBFX GP, the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) there being no law, injunction, judgment or ruling prohibiting consummation of the transactions contemplated under the Merger Agreement or making the consummation of the transactions contemplated thereby illegal; (ii) subject to specified materiality standards, the accuracy of certain representations and warranties of the parties as of the date of execution of the Merger Agreement and as of the closing date; (iii) compliance by the parties in all material respects with their covenants and obligations under the Merger Agreement; and (iv) approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by a majority of the Common Units (inclusive of the Common Units owned by PBF LLC). Additionally, in order to complete the Merger, PBF Energy and PBF LLC will file with the SEC a Registration Statement on Form S-4, and the parties will file with the SEC other relevant documents, including a proxy statement and Schedule 13E-3. The SEC may review these documents and any review by the SEC may affect the timing of the completion of the Merger.

The Merger Agreement contains certain termination rights for both PBF Energy and PBFX, including, among others, (i) by PBF Energy or PBFX, if the Merger is not consummated by March 31, 2023, and (ii) by PBF Energy or PBFX, if the GP Board or the Conflicts Committee take certain actions with respect to its recommendation of the Merger prior to the partnership unitholder meeting. In the event of a termination as a result of actions with respect to the GP Board or Conflicts Committee recommendation, PBFX shall be obligated to pay PBF Energy a termination fee of $5 million. In the event of certain other terminations, a party will be obligated to pay the other party’s expenses subject to a cap of $10 million.

The closing of the transactions contemplated by the Merger Agreement are to occur on the second business day after the satisfaction or waiver of the conditions to the Merger provided in the Merger Agreement (other than the conditions that by their nature are to be satisfied at the closing of the Merger).

Concurrently with the execution of the Merger Agreement, PBF Energy and PBF LLC, as the record and beneficial owner of 29,953,631 Common Units as of the date thereof, entered into a Voting and Support Agreement, dated as of the Signing Date, with PBFX (the “Support Agreement”), pursuant to which, among other things, PBF Energy agrees to cause PBF LLC, in its capacity as a limited partner of PBFX, to vote its Common Units in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger.

The foregoing description of the Merger Agreement, the Support Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Support Agreement, copies of which are filed as Exhibit 6 and Exhibit 7, respectively, to this Amendment No. 2 and the terms of which are incorporated herein by reference into this Item 4.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about PBF Energy, PBFX or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement that were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of PBF Energy, PBFX or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in PBF Energy’s or PBFX’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of PBF Energy and PBFX make with the SEC.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The information contained on the cover pages of this Amendment No. 2 is incorporated herein by reference. Ownership percentages set forth in this Amendment No. 2 are based on a total of 62,740,190 Common Units outstanding as of July 22, 2022. As of the date hereof, the Reporting Persons beneficially own an aggregate of 29,953,631 Common Units, which represents approximately 47.7% of the total outstanding Common Units.

Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days. The response to Item 4 of this Amendment No. 2 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

6	Agreement and Plan of Merger, dated July 27, 2022 by and among PBF Energy Inc., PBF Energy Company LLC, PBFX Holdings Inc., Riverlands Merger Sub LLC, PBF Logistics LP and PBF Logistics GP LLC (incorporated by reference to Exhibit 2.1 to PBF Energy Inc.’s Current Report on Form 8-K (file No. 001-35764) filed with the Securities and Exchange Commission on July 28, 2022).

7	Voting and Support Agreement, dated July 27, 2022, by and among PBF Energy Inc., PBF Energy Company LLC and PBF Logistics LP (incorporated by reference to Exhibit 10.1 to PBF Energy Inc.’s Current Report on Form 8-K (file No. 001-35764) filed with the Securities and Exchange Commission on July 28, 2022).

8	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2022

PBF Energy Inc.

By:	/s/ Trecia M. Canty
Name:	Trecia M. Canty
Title:	Senior Vice President, General Counsel and Secretary

PBF Energy Company LLC

By:	/s/ Trecia M. Canty
Name:	Trecia M. Canty
Title:	Senior Vice President, General Counsel and Secretary

Schedule I

Information regarding each director and executive officer of PBF Energy Inc. is set forth below.

PBF Energy Inc.
Name	Principal Occupation	Citizenship
Directors

Thomas J. Nimbley	Chairman and Chief Executive Officer PBF Energy Inc.	U.S.

Spencer Abraham	Chief Executive Officer and Chairman The Abraham Group	U.S.

Wayne A. Budd	Senior Counsel Goodwin Procter LLP	U.S.

Karen Davis	Retired Executive Vice President and Chief Financial Officer of Western Refining, Inc.	U.S.

Paul J. Donahue, Jr.	Managing Partner and Co-Founder of Black Squirrel Partners	U.S.

S. Eugene Edwards	Retired Executive Vice President and Chief Development Officer Valero	U.S.

Robert J. Lavinia	Retired Chief Executive Officer Petroplus Holdings AG	U.S.

Kimberly S. Lubel	Retired Chairman, Chief Executive Officer and President CST Brands, Inc.	U.S.

George E. Ogden	Independent Refining and Marketing Consultant	U.S.

Executive Officers

Thomas J. Nimbley	Chairman and Chief Executive Officer	U.S.

Matthew C. Lucey	President	U.S.

C. Erik Young	Senior Vice President, Chief Financial Officer	U.S.

T. Paul Davis	Senior Vice President, Supply, Trading and Optimization	U.S.

Thomas L. O’Connor	Senior Vice President, Commodity Risk and Strategy	U.S.

Trecia M. Canty	Senior Vice President, General Counsel and Secretary	U.S.

Steven Steach	Senior Vice President, Refining	U.S.

James Fedena	Senior Vice President	U.S.

Wendy Ho Tai	Senior Vice President, Human Resources	U.S.